Exhibit 10.5

SECOND AMENDMENT TO LEASE AGREEMENT

THIS SECOND AMENDMENT TO LEASE AGREEMENT (hereinafter referred to as the "Second Amendment") is made and entered into this 4th day of February, 2003, by and between 329 PARTNERS-II LIMITED PARTNERSHIP (hereinafter referred to as "Landlord") and HAROLD'S DBO, INC. (hereinafter referred to as "Tenant").

RECITALS:

A. Landlord and Tenant have previously entered into that certain Lease Agreement dated June 30, 1998, as amended by that certain First Amendment to Lease Agreement dated as of August 10, 2001 (as amended, the "Lease"), pursuant to the terms of which Landlord leased to Tenant the real property more particularly described therein.

B. Landlord and Tenant desire to amend the Lease to reduce the Base Rent, to contemplate the reduction in the size of the Premises and to make those certain other changes set forth herein;

NOW, THEREFORE, for and in consideration of TEN DOLLARS ($10.00) and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto for themselves and their successors and assigns do hereby agree as follows:

1. Definitions. Any capitalized terms not defined herein shall have the meaning as set forth in the Lease.

2. Base Rent. Effective as of March 1, 2003, Section 3.1 of the Lease is hereby amended to provide that the amount of Base Rent shall be $30,000.00 per month up to (but not including) March 1, 2004, on which date the Base Rent shall be as follows:

Time Period Monthly Amount

3/1/04 - 9/19/04 $19,932.58

9/20/04 - 9/19/07 $20,981.67

9/20/07 - 9/19/10 $22,030.75

If, pursuant to Section 3 below, the size of the Premises is reduced to a square footage smaller than 25,178 square feet, the Base Rent shall be further reduced such that the new Base Rent is equal to the rate set forth in the table above, multiplied by a fraction, the numerator of which is the square footage of the Premises (as so reduced) and the denominator of which is 25,178. In such event, the parties agree to enter into an amendment to memorialize such decrease in the size of the Premises and the Base Rent.

3. Premises. The parties acknowledge that the Premises is currently comprised of 50,356 square feet. At any time from and after March 1, 2003, Landlord shall have the right to reduce the size of the Premises by up to 25,178 square feet (i.e., 50% of the square footage), subject to the following terms and conditions. In order to exercise the reduction right described in this Section 3, Landlord shall send to Tenant a notice that specifically describes the proposed new location of the Premises (including a detailed drawing of such new location, which depicts the location, configuration and square footage of the proposed new location and depicts any new demising walls that are to be constructed to effectuate such reduction in the size of the Premises). Such notice shall also describe any work that will be necessary to separate utilities serving the proposed new Premises from the utilities serving the remainder of the building in which the Premises is located or to submeter such utilities serving the new Premises so Tenant's consumption of utilities in the Premises can be measured. The location, configuration and size of the proposed new Premises is subject to Tenant's approval, which shall not be unreasonably withheld, conditioned or delayed, and the new Premises shall have the same ratio of office space to warehouse space (i.e., finished space to unfinished space) as the current Premises. In addition, the location of any demising walls and the plans for separation or submetering of utilities are also subject to Tenant's approval, which shall not be unreasonably withheld, conditioned or delayed. Upon approval by Tenant of the foregoing items, the term "Premises" in the Lease shall refer to the new Premises, as approved by Tenant, and Landlord, at Landord's sole cost, shall proceed to construct the approved demising walls and proceed to separate or submeter utilities, all according to plans approved by Tenant. In the event that Landlord proposes to reduce the Premises by more than 25,178 square feet (i.e., more than 50% of the square footage), such reduction shall be subject to Tenant's approval, which may be withheld in Tenant's sole discretion. During the course of such work, Landlord shall use commercially reasonable efforts not to interfere with Tenant's operations in the new Premises. Landlord shall indemnify, defend and hold Tenant harmless from and against any and all loss, cost, claims, expense and liability incurred by Tenant as a result of Landlord's work to so construct such demising walls and separate or submeter such utilities, and any other work performed by Landlord in connection with the separation of Teannt's reduced Premises. In addition to the foregoing, the new Premises (as determined pursuant to the foregoing) shall be allocated a pro rata share of the parking spaces serving the Project, which pro rata share shall be equal to the total number of parking spaces multiplied by a fraction the numerator of which the square footage of the new Premises (as so determined) and the denominator of which is the total square footage of the building in which the Premises is located. The parking spaces other than the parking spaces allocated to Tenant pursuant to the preceding sentence may be allocated by Landlord to other tenants of the Project, and such parking allocated to other tenants of the Project may consist of the parking spaces closest to the building in which the Premises is located. Notwithstanding the foregoing, Tenant, at Tenant's cost, shall be responsible for any finish work Tenant requires in the interior of the new Premises (as reduced by this Section), including, but not limited to, painting the interior face of the demising wall to be constructed by Landlord, and the cost of relocating or installing any utility lines necessary to serve Tenant in such new Premises. Landlord shall cooperate with Tenant so as to avoid any interruption of utility services to such new Premises.

4. Taxes and Insurance. For purposes hereof, the "Project" shall mean the building in which the Premises is located, together with the land upon which the building is located. Section 8.1 and 9.2 of the Lease and paragraph 6 of the First Amendment to Lease Agreement are hereby deleted in there entirety. The following shall govern the payment of taxes and insurance:

(a) Payment of Taxes. Landlord shall pay all real estate taxes and special assessments levied upon the Project by any state, city, school district or federal governmental authority (collectively, the "Taxes") prior to the last date that the same may be paid without penalty or interest, or if a discount shall be available for early payment, prior to the last day that such discount is available. Without cost to Tenant, Landlord shall bear all interest, penalties, late charges and lost discount amounts incurred as a result of Landlord's failure to timely pay any installment of Taxes. Landlord shall take the maximum benefit of any law allowing Taxes to be paid in installments. In such event only the amount actually paid by Landlord during the applicable tax year shall be included in Taxes for purposes of this Section. The Taxes for any tax year shall mean such amounts as shall be finally determined to be the real estate taxes payable during such tax year less any abatements, refunds or rebates made thereof. The parties shall make appropriate adjustments to previous reimbursements from Tenant to Landlord on account of any abatements, refunds or rebates immediately following the determination of the amount of such abatements, refunds or rebates. Taxes shall not include the following: (i) income, intangible, franchise, capital stock, estate or inheritance taxes or taxes substituted for or in lieu of the foregoing exclusions; (ii) taxes on rents, gross receipts or revenues of Landlord from the Premises; (iii) any assessments or other impositions or charges imposed, assessed or charged by any governmental authority relating to the initial development or subsequent redevelopment of the Project; or (iv) impact fees, including, but not limited to, loophole and proffer fees. Landlord shall be responsible for paying, without contribution from Tenant, all taxes and impositions described in clauses (i) - (iv).

(b) Maintenance of Property Insurance. Landlord shall pay for and maintain or cause to be paid for and maintained, through the end of the term "All Risk" Property Insurance upon the Project with coverage against any risks commonly insured against by persons operating properties similar to the Project and located in the vicinity of the Premises, all of which insurance shall be in the full replacement cost of the buildings, building improvements and alterations on the Premises. Each policy shall be primary to any policy maintained by Tenant and shall be obtained from companies currently rated "A/IX" or better as defined in the then current edition of Best's Insurance Reports (or the equivalent thereof if Best's Insurance Reports is no longer published) and is licensed to do business in the state where the Premises are located.

(c) Reimbursement of Tenant's Share of Taxes and Insurance. On or before March 1, 2003, Tenant shall pay to Landlord $9,809.90 for estimated Taxes for January, February and March 2003. Tenant agrees to pay as additional rent Tenant's Share (as hereinafter defined) of the reasonable costs paid by Landlord pursuant to Sections 4(a) and (b) above (collectively, the "Tax and Insurance Costs"). For purposes hereof, Tenant's Share shall be 100% of such Tax and Insurance Costs through February 29, 2004. From and after March 1, 2004, Tenant's Share shall initially be 50% of such Tax and Insurance Costs; provided, however, if pursuant to Section 3 above the Premises is reduced to a size smaller than 25,178 square feet, Tenant's Share shall be determined by multiplying such Tax and Insurance Costs by a fraction, the numerator of which is the total square footage of the Premises and the denominator of which is the total square footage of the Project. Tenant's Share of Tax and Insurance Costs shall be pro rated for any partial year during the Lease term. Landlord's lender requires Landlord to cause Tenant to escrow Tax and Insurance Costs. Accordingly, on or before the first of each month from April 1, 2003, through February 1, 2004, Tenant shall pay to Landlord $3,269.97, which represents one-twelfth of monthly estimated Taxes. In addition, on or before the first day of each month from and after March 1, 2003, through February 1, 2004, Tenant shall pay to Landlord one hundred twenty percent (120%) of the monthly premium for the property insurance described in Section 4(b) above. From and after March 1, 2004, Landlord may invoice Tenant monthly for Tenant's pro rata share of the estimated Tax and Insurance Costs for each calendar year, which amount shall be adjusted each year based upon anticipated Tax and Insurance Costs, and, if Landlord's lender so requires, Tenant shall pay to Landlord monthly one hundred twenty percent (120%) of the monthly premium for the property insurance described in Section 4(b) above until Tenant has paid to Landlord fifty percent (50%) of the estimated amount for the following year's annual premium for such property insurance. Landlord shall provide Tenant an accounting showing in reasonable detail all computations of additional rent due under this Section within thirty (30) days of the close of each calendar year. In the event the accounting shows that the total of the monthly payments made by Tenant exceeds the amount of additional rent due by Tenant under this Section, Landlord shall credit any such amount against the Base Rent payment next coming due. In the event the accounting shows that the total of the monthly payments made by Tenant is less than the amount of additional rent due by Tenant under this Section, the accounting shall be accompanied by an invoice for the additional rent. Upon request, Landlord shall provide Tenant copies of tax bills and invoices from Landlord's insurance company for insurance premiums.

5. Preferred Stock. On or before March 1, 2004, Tenant shall caused to be issued and/or paid to Landlord 1,417 shares Series 2003-A preferred stock of Harold's Stores, Inc., in stated value equal to $141,700.00, plus $30.81 in cash. In addition, Tenant shall pay to Landlord, as additional rent, amounts in cash equal to the accrued dividends that would be payable to Landlord had Landlord been issued such 1,417 shares on the date of this Agreement; and such dividends will be payable solely in cash at the times for payment of dividends on Series 2003-A preferred stock of Harold's Stores, Inc., up to the date of issuance of shares of Series 2003-A preferred stock of Harold's Stores, Inc., to Landlord pursuant to this Second Amendment (at which time the additional rent payments pursuant to this Section 5 shall terminate).

6. Termination of Right of First Refusal Agreement. Promptly following the execution of this Second Amendment, Tenant will cause to be executed an agreement terminating the Right of First Refusal Agreement dated February 28, 2001 among Harold's Stores, Inc., the Investors (as defined therein) and the Family Shareholders (as defined therein) as to all Family Shareholders other than Rebecca P. Casey and Michael T. Casey, as to whom the Right of First Refusal Agreement will terminate on the day after the 2003 Annual Meeting of Shareholders of Harold's Stores, Inc.

7. Lease Termination Right. Until March 1, 2004, Landlord shall have the right to terminate the Lease for any reason upon not less than nine (9) months notice to Tenant. From and after March 1, 2004, until February 28, 2006, Landlord shall have the right to terminate the Lease for any reason upon not less than six (6) months notice to Tenant. From and after March 1, 2006, Landlord shall have no right to terminate this Lease pursuant to this Section.

8. Landlord's Entry into Premises. Landlord shall have access to the Project at all times upon reasonable telephonic notice to Tenant for the purpose of (a) inspecting the Premises; (b) showing the Project to prospective purchasers, tenants, lenders or investors; and (c) performing any work or maintenance required by the Lease.

9. Business Hours; Utilities. In the event that Landlord obtains one or more additional tenants for the Project, Landlord and Tenant, each acting reasonably and in good faith, will agree upon reasonable normal hours of operation of the Project (including heating and air conditioning service) and will also agree upon a reasonable method, whether by separate metering or otherwise, to assure that Tenant pays only for utility services attributable to the Premises.

10. Effective Date. This Second Amendment is effective as of March 1, 2003.

11. Ratification. Landlord and Tenant hereby ratify and affirm the Lease, except as amended hereby.

IN WITNESS WHEREOF, the Landlord and Tenant have caused this Second Amendment to be executed as of the date and year first above written.

LANDLORD:

329 PARTNERS-II LIMITED

PARTNERSHIP

By: 329 Holdings, L.L.C.,

General Partner

By: /s/ H. Rainey Powell

Name: H. Rainey Powell

Title: Partner

TENANT:

HAROLD'S DBO, INC.

By: /s/ Clark J. Hinkley

Name: Clark J. Hinkley

Title: President